UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13
AND 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
NORTHLAND CABLE TELEVISION, INC.

(Exact Name of Registrant as Specified in Charter)

STATE OF WASHINGTON	333-43157-01	91-1311836

(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

101 STEWART STREET, SUITE 700, SEATTLE, WASHINGTON 98101

(Address of principal executive offices)		(Zip Code)
(206) 621-1351

(Registrant’s telephone number, including area code)
10 1/4 %Senior Subordinated Notes Due November 15, 2007

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or (15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Appropriate number of holders of record as of the certification or notice date:      0
Pursuant to the requirement of the Securities Exchange Act of 1934, Northland Cable Television, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: February 23, 2006	By:	/s/ GARY S. JONES
Name: Gary S. Jones
Title: President